Exhibit 99.2

POLYMET MINING CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

For the three and nine months ended October 31, 2017

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

General

The following information, prepared as at December 7, 2017, should be read in conjunction with the unaudited condensed interim consolidated financial statements of PolyMet Mining Corp. and its subsidiaries (together “PolyMet” or the “Company”) as at October 31, 2017 and for the three and nine months ended October 31, 2017 and related notes attached thereto, which are prepared in accordance with IAS 34, Interim Financial Reporting and in conjunction with the audited consolidated financial statements for the year ended January 31, 2017 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All amounts are expressed in United States (“U.S.”) dollars unless otherwise indicated.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”). These statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions.

The forward-looking statements contained in this MD&A are based on assumptions, which include, but are not limited to:
•	Obtaining permits on a timely basis;
•	Raising the funds necessary to develop the NorthMet Project and continue operations;
•	Execution of prospective business plans; and
•	Complying with applicable government regulations and standards.

Such forward-looking statements are subject to risks, uncertainties and other factors, including those listed or incorporated by reference under “Risk Factors” in the Annual Information Form.  These risks, uncertainties and other factors include, but are not limited to:
•	Changes in general economic and business conditions, including changes in interest rates and exchange rates;
•	Changes in the resource market including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
•	Natural phenomena;
•	Actions by governments and authorities including changes in government regulation;
•	Uncertainties associated with legal proceedings; and
•	Other factors, many of which are beyond the Company’s control.

All forward-looking statements included in this MD&A are based on information available to the Company on the date of this MD&A.  The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation.  Readers should not place undue reliance on forward-looking statements.  Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Cautionary note to U.S. investors: The terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms.  Mineral Resources do not have demonstrated economic viability.  It cannot be assumed that all or any part of a Mineral Resource will be upgraded to Mineral Reserves.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies.  U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Summary of Business

PolyMet is a TSX and NYSE American listed Issuer engaged in the exploration and development of natural resource properties.  The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which hosts copper, nickel, cobalt and platinum group metal mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex.  Completion of the Definitive Feasibility Study (“DFS”) in 2006 established proven and probable reserves, positioning NorthMet as the most advanced of the four advanced projects in the Duluth Complex: namely, from west to east, NorthMet, Mesaba, Serpentine, and Maturi.

PolyMet acquired the Erie Plant, associated infrastructure, and approximately 12,400 acres (19.4 square miles) of surface rights from Cliffs Erie LLC, a subsidiary of Cleveland-Cliffs Inc. (together “Cliffs”).  The plant is located about six miles west of the NorthMet ore body and comprises a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet ore body, tailings storage facilities, 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices, and approximately 6,000 acres of land to the east and west of the existing tailings storage facilities.

See additional discussion below.

Summary of Recent Events and Outlook

Highlights and recent events
PolyMet made significant progress during Fiscal 2017 and Fiscal 2018 to date.  Notably, the state of Minnesota issued its adequacy decision for the NorthMet Final Environmental Impact Statement (“EIS”), which enabled PolyMet to submit formal permit applications for construction and operation, and the United States Forest Service (“USFS”) issued its Final Record of Decision (“ROD”) on the land exchange.

More specifically:
•
In March 2016, the state determined the Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements and responds appropriately to public comments, demonstrating the NorthMet Project can be constructed and operated in compliance with state and federal standards.  The 30-day period allowed by law to challenge the state’s decision passed without legal challenge;

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

•
During the remainder of 2016, the Company submitted applications for the Permit to Mine, air quality permits, water discharge permits, water appropriation permits, and dam safety permits required to construct and operate NorthMet;

•	In December 2016, the Company received AEMA’s Environmental Excellence Award for its responsible development of the NorthMet Project;
•	In January 2017, the USFS issued its Final ROD authorizing the land exchange;
•	In June 2017, the Company appointed Patrick Keenan as Chief Financial Officer;
•	In August 2017, the MDNR released six draft water appropriation permits for 30-days of public review and comment;
•	In September 2017, the MDNR released two draft dam safety permits for 30-days of public review and comment;
•	In September 2017, the Company issued and committed to issue to Glencore secured debentures with a total principal amount of $20.0 million;
•	In October 2017, the Company entered into an agreement with EIP Credit Co., LLC (“EIP Credit”) to reserve wetland bank credits the Company is able to use for the NorthMet Project; and
•
In November 2017, the U.S. House of Representatives approved bipartisan legislation introduced by Rep. Rick Nolan, D-MN-8 directing the Secretary of Agriculture to move forward with the land exchange between PolyMet and the U.S. Forest Service.  This bill has been advanced to the US Senate for consideration.

Net cash used in operating and investing activities during the nine months ended October 31, 2017 was $22.3 million.  PolyMet pays its own engineering and legal consultants and also reimburses the state of Minnesota for its internal staff and contractor costs.  Other spending relates to engineering and studies, maintaining existing infrastructure, financing, and general corporate purposes.

Goals and Objectives for the Next Twelve Months
The permitting process is managed by the regulatory agencies and, therefore, timelines are not under PolyMet control.  Given these circumstances, PolyMet’s objectives include:

•	Transfer of title to the surface rights over and around the NorthMet mineral rights to PolyMet as part of the authorized land exchange;
•	Favorable decision by the state on 401 Water Quality Certification and U.S. Army Corps of Engineers (“USACE”) Final ROD and 404 wetlands permit under Clean Water Act;
•	Publication of draft state Permit to Mine, NPDES water discharge permit and air permit for public comment;
•	Favorable decisions on state permits (Permit to Mine, air, water, and dam safety permits);
•	Completion of definitive cost estimate and project update following permits;
•	Completion of project implementation plan;
•	Repayment, restructuring and/or conversion of Glencore loans; and
•	Completion of construction finance plan, subject to typical conditions precedent such as receipt of key permits.

Upon completion of the land exchange, PolyMet will own surface rights to approximately 19,050 acres or 29.8 square miles of contiguous surface rights stretching from west of the Erie Plant to east of the proposed East Pit at NorthMet.

PolyMet expects and is on track to spend approximately $30 million during the year ended January 31, 2018.  See additional discussion in the “Liquidity and Capital Resources” section below.  The primary focus continues to be completion of the permitting process.  Other areas of focus include engineering and updated cost estimates that will be reported in an Updated Technical Report under National Instrument 43-101, maintaining existing infrastructure and financing.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

The Company is in discussions with commercial banks and other sources of debt and equity construction finance and aims to secure commitments sufficient to fund project requirements upon receipt of key permits. Construction and ramp-up to commercial production is anticipated to take approximately twenty-four months from receipt of key permits.

See additional discussion below.

Detailed Description of Business

Asset Acquisitions
In November 2005, the Company acquired the Erie Plant and approximately 12,400 acres of surface rights, which is located approximately six miles west of the NorthMet deposit.   The plant was managed by Cliffs for many years and was acquired by Cliffs from LTV Steel Mining Company (“LTV”) after LTV’s bankruptcy, at which time the plant was shut down with a view to a potential restart.  The facility includes crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power.

Plans are to refurbish, reactivate and, as appropriate, rebuild the crushing, concentrating and tailings storage facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals.  Once commercial operations are established, the Company may install an autoclave to upgrade nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.  The autoclave circuit is included as an option in the Final EIS.

In December 2006, the Company acquired from Cliffs, property and associated rights sufficient to provide a railroad connection linking the mine development site and the Erie Plant.  The transaction also included 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions.  In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) regarding short-term and long-term environmental mitigation.  Field studies were completed in 2010 and 2011 and short-term mitigations approved by the MPCA were initiated in 2011.  In April 2012, long-term mitigation plans were submitted to the MPCA and, in October 2012, the MPCA approved plans for pilot tests of various treatment options to determine the best course of action.  Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communications amongst the MPCA, Cliffs and the Company provide increasing clarification of the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision.

Feasibility Study, Mineral Resources and Mineral Reserves
With publication of the DFS in September 2006, summarized in a NI 43-101 Technical Report, PolyMet established proven and probable mineral reserves estimated at 181.7 million short tons grading 0.31% copper, 0.09% nickel, 0.01% cobalt, 77 parts per billion (“ppb”) platinum, 279 ppb palladium and 39 ppb gold.

In September 2007, PolyMet reported an expansion of these proven and probable mineral reserves to an estimated 274.7 million short tons grading 0.28% copper, 0.08% nickel, 0.01% cobalt, 75 ppb platinum, 260 ppb palladium and 37 ppb gold.  These mineral reserves lie within measured and indicated mineral resources of an estimated 694.2 million short tons grading 0.27% copper, 0.08% nickel, 0.01% cobalt, 68 ppb platinum, 239 ppb palladium and 35 ppb gold. The reserves are based on prices for copper of $1.25 per pound, nickel of $5.60 per pound, cobalt of $15.25 per pound, palladium of $210 per ounce, platinum of $800 per ounce and gold of $400 per ounce.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

From 2008 to 2013, PolyMet incorporated project improvements that are reflected in the draft EIS and supplemental draft EIS published in 2009 and 2013, respectively.  The changes included Phase I production of separate copper and nickel concentrates and Phase II installation of an autoclave to upgrade the nickel concentrate.  There were also modifications that will result in reduced environmental impacts including: reductions in sulfur dioxide, mercury and greenhouse gas emissions at the plant site, capture of groundwater and surface seepage with construction of an in-ground containment system to the north and west of the existing tailings basin, and treatment of all contact water discharged from the NorthMet Project.  An Updated Technical Report under NI 43-101, dated January 14, 2013, describing these changes is filed on SEDAR and EDGAR.

PolyMet plans to complete a definitive cost estimate and project update prior to commencement of construction.  The project update will incorporate process and project improvements, as well as environmental controls described in the Final EIS and draft permits.  The project update will also include detailed capital and operating costs reflecting the advanced stage of engineering and design.

Environmental Review and Permitting
PolyMet commenced the environmental review and permitting process in 2004.  In 2005, the Minnesota Department of Natural Resources (“MDNR”) published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the USACE as the lead federal agency for preparation of an EIS for NorthMet.

In November 2009, the Co-lead Agencies published the NorthMet draft EIS, which marked the start of a period for public review and comment including two public meetings.

In June 2010, the Co-lead Agencies announced that they intended to complete the EIS process by preparing a supplemental draft EIS incorporating a proposed land exchange with the USFS and expanding government agency cooperation. The USFS joined the USACE as a federal Co-lead Agency and in June 2011, the U.S. Environmental Protection Agency (“EPA”) joined as a Cooperating Agency.

In December 2013, the Co-lead Agencies published the supplemental draft EIS, which started a new period for public review and comment including three public meetings.  The EPA issued comments on the supplemental draft EIS including an EC-2 (“Environmental Concerns”) rating, which is the highest rating for a proposed mining project, so far as the Company is aware.  The highest rating LO (“Lack of Objections”) is typically applied to non-industrial projects such as the Upper Mississippi National Wildlife and Fish Refuge Comprehensive Conservation Plan Implementation.  The EC-2 rating is the same as received by some other notable Minnesota projects including the Central Corridor Light Rail Project in the Twin Cities and the St. Croix River Crossing.

In November 2015, the Co-lead Agencies published the Final EIS, which incorporated responses to comments on the draft EIS and supplemental draft EIS.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Key permits and approvals to be received are:

U.S.  Army Corps of Engineers
•	Section 404 Individual Permit for Impacted Wetlands

Minnesota Department of Natural Resources
•	Permit to Mine
•	Water Appropriations Permit
•	Dam Safety Permit
•	Wetland Replacement Plan

Minnesota Pollution Control Agency
•	Section 401 Certification (required before the USACE can issue its ROD and Section 404 Permit)
•	National Pollutant Discharge Elimination System (NPDES) Permit
•	State Disposal System (SDS) Permit
•	Air Emissions Permit

State Permits
The permitting process is managed by the regulatory agencies and, therefore, timelines are not under PolyMet control.

On March 3, 2016, the MDNR issued its decision that the Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements, and responds appropriately to public comments. The state’s decision also laid the foundation for decisions on permits to construct and operate the NorthMet Project.

After consultation with the MDNR and the MPCA, PolyMet submitted state permit applications required to construct and operate the Project, with the water-related applications submitted on July 11, 2016, air-related application on August 24, 2016, and the Permit to Mine application on November 3, 2016.

On August 11, 2017, the MDNR released six draft water appropriation permits for public review and comment.

On September 15, 2017, the MDNR released two draft dam safety permits for public review and comment.

USFS Land Exchange
In November 2015, the USFS issued its Draft ROD on the proposed land exchange, concluding it is in the public interest and meets the desired conditions in the Superior National Forest Land and Resource Management Plan.  Publication of the Draft ROD started an objection process during which the public could comment on the Final EIS or the Draft ROD.

On January 9, 2017, after responding in writing to more than 22,500 individual comments, and supported by a Memorandum of Agreement under Section 106 of the National Historic Preservation Act, the USFS issued its Final ROD authorizing the land exchange.

The Final ROD cites several benefits of the land exchange, including:
•	A 505-acre net increase of wetlands to the federal estate;
•	A net increase of 94 acres with public water frontage available for public and tribal use;
•	A 40-acre net gain in USFS lands;
•	Improved management effectiveness by exchanging lands that have no public overland access with lands that do have access;

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

•	Reduction of 33 miles in property boundaries to be managed by the USFS;
•	Federal cost savings from the elimination of two easements and their associated administrative costs; and
•	Conveyance of federal lands already adjacent to intensively developed private lands for other inholdings in the Superior National Forest.

The Final ROD states the land exchange will eliminate a fundamental conflict between the rights that PolyMet has as a result of control of the mineral rights and the USFS position on those rights which otherwise could result in litigation that has no certain outcome and could set a judicial precedent regarding other lands acquired in the same deed under the Weeks Act.

Following issuance of the Final ROD in January 2017, four legal challenges were filed contesting various aspects of the land exchange.  In cases where it was not already named as a defendant, PolyMet applied for and was granted intervenor status.  It is now a co-defendant with the USFS in all four suits.  Motions have been filed by PolyMet to dismiss each of these suits for lack of standing.  The court has heard arguments on PolyMet’s motions and its decision is pending.  On August 31, 2107, the U.S. District Court, District of Minnesota denied WaterLegacy’s motion for a preliminary injunction to stop the land exchange from proceeding while the WaterLegacy suit was pending.  There are no other pending motions for preliminary injunction.  PolyMet believes the environmental review process was thorough, thoughtful and in compliance with the law and that the USFS properly evaluated the proposed land exchange in the Final ROD.

On June 29, 2017, U.S. Rep. Rick Nolan, D-MN-8., introduced bipartisan legislation to direct the Secretary of Agriculture to move forward with the land exchange between PolyMet and the USFS, which will accelerate transfer and provide certainty of process.  H.R. 3115, the Superior National Forest Land Exchange Act of 2017, was heard July 26 in the House Natural Resources Committee and passed with bipartisan support.  On November 28, 2017, the US House of Representatives voted approval of the HR3115, the land exchange between PolyMet and the USFS, with a vote of 309 to 99.  On November 29, 2017, the bill was advanced to the US Senate for consideration. The Company will continue its involvement in the administrative steps to complete the land exchange transaction while the bill is under consideration.

Financing Activities

Glencore Financing
Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

•
Equity – five separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering; and a $10.583 million purchase of PolyMet common shares in the 2016 Private Placement;

•	Convertible debt (“Glencore Convertible Debt”) – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches; and

•
Non-convertible debt (“Glencore Non-Convertible Debt”) – four separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche; a $14.0 million initial principal secured debenture in calendar 2016 drawn in four tranches; and a $20.0 million initial principal secured debenture in calendar 2017 drawn and to be drawn in two tranches.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at October 31, 2017 comprises:

•	92,836,072 shares representing 29.1% of PolyMet's issued shares;

•
Glencore Convertible Debt exchangeable through the exercise of an exchange warrant (“Exchange Warrant”) at $1.2696 per share into 37,623,031 common shares of PolyMet (including capitalized and accrued interest as at October 31, 2017) and where the exercise price and the number of shares issuable are subject to conventional anti-dilution provisions;

•
Warrants to purchase 6,458,001 common shares at $0.8231 per share at any time until December 31, 2017, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Exercise Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions;

•
Warrants to purchase 7,055,626 common shares at $1.00 per share at any time until October 28, 2021, subject to acceleration on the earlier of receipt of permits necessary to construct NorthMet or the twelve month anniversary of the issue date provided the 20-day VWAP of PolyMet common shares is equal to or greater than $1.50 (“Acceleration Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions; and

•
Warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 144,597,730 common shares of PolyMet, representing 39.0% on a partially diluted basis, that is, if no other options or warrants were exercised or 35.3% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.

On September 14, 2017, the Company agreed to issue to Glencore secured debentures with a total principal amount of $20.0 million.  The debentures bear interest at twelve month US dollar LIBOR plus 15.0% and are due on the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  The Tranche N Debenture in the amount of $15.0 million was issued on September 18, 2017.  The Tranche O Debenture in the amount of $5.0 million is to be issued on or before January 15, 2018.

Wetland Credit Financing
In March 2012, the Company acquired a secured interest in land owned by AG for Waterfowl, LLP ("AG") that is permitted for wetland restoration.  AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012.  EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper government authorities.  As part of the initial consideration, AG received warrants to purchase 1,249,315 common shares at $1.3007 per share.  These warrants expired December 31, 2015.

In April 2015, the Company entered into a revised agreement with EIP whereby EIP will seek to sell credits the Company does not need to third parties and, over time, reimburse the Company for its costs.  The Company’s right to purchase remaining credits under the April 2015 agreement expired on February 28, 2017 and EIP will seek to sell these credits and reimburse the Company for its costs under the terms of the agreement.  The Company initially recognized the February 2017 receivable at fair value calculated using a 9.75% discount rate and 15-year term resulting in a receivable of $0.564 million and a non-cash loss of $1.324 million.  Subsequent fair value changes are accounted for through other comprehensive income or loss.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

In October 2017, an agreement was entered into with EIP Credit to reserve wetland bank credits for the NorthMet Project for a minimum of five years in exchange for an initial down payment, contractual transfer of certain lands, and annual option payments.  The initial consideration paid in the form of cash and lands was $3.130 million and resulted in a non-cash loss of $0.469 million.

Other Financings
During the nine months ended October 31, 2017 the Company issued 396,616 shares (October 31, 2016 – 183,236) related to land purchase options.

Summary of Quarterly Results
(All figures in thousands of U.S. dollars, except loss per share)

	Three Months Ended
	Oct 31, 2017	Jul 31, 2017	Apr 30, 2017	Jan 31, 2017	Oct 31, 2016	Jul 31, 2016	Apr 30, 2016	Jan 31, 2016
Revenues	-	-	-	-	-	-	-	-
General and Administrative	(1,193)	(2,080)	(1,268)	(2,583)	(993)	(1,178)	(1,840)	(1,827)
Other Income (Expenses)	(1,058)	(608)	(1,957)	(645)	(1,101)	(377)	(512)	(602)
Loss for the Period	(2,251)	(2,688)	(3,225)	(3,228)	(2,094)	(1,555)	(2,352)	(2,429)
Loss per Share (1)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Cash used in operating activities	(914)	(1,454)	(1,874)	(1,589)	(1,483)	(855)	(1,536)	(1,717)
Cash provided by (used) by financing activities	14,917	-	-	331	31,085	5,832	-	11,156
Cash used in investing activities	(6,997)	(6,166)	(4,937)	(5,613)	(6,339)	(4,553)	(6,858)	(7,206)

(1)      Loss per share amounts may not reconcile due to rounding differences.

The loss for the period includes share-based compensation for the three months ended:

October 31, 2017 - $0.283 million	October 31, 2016 - $0.137 million
July 31, 2017 - $0.672 million	July 31, 2016 - $0.233 million
April 30, 2017 - $0.140 million	April 30, 2016 - $0.627 million
January 31, 2017 - $0.811 million	January 31, 2016 - $0.056 million

Results fluctuate from period to period based on NorthMet development and corporate activities.  Additional discussion of significant items is included below.

Three months ended October 31, 2017 compared to three months ended October 31, 2016

Focus during the three months ended October 31, 2017 was on environmental permitting for the NorthMet Project, maintenance of existing infrastructure and financing consistent with prior periods.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $2.251 million ($0.01 loss per share) compared to a loss of $2.094 million ($0.01 loss per share) during the prior year period. The higher loss was primarily attributable to current year non-cash loss on disposal of lands.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $0.914 million compared to cash used during the prior year period of $1.483 million. The decrease was primarily due to higher finance advisory costs for the prior year period.

Cash provided by financing activities during the current year period was $14.917 million compared to cash provided during the prior year period of $31.085 million. Funds were raised through issuance of non-convertible debentures during the current period and issuance of equity shares during the prior year period.

Cash used in investing activities during the current year period was $6.997 million compared to $6.339 million during the prior year period.  The increase was primarily due to cash payments required under an option agreement for wetland bank credits.

Including the effect of foreign exchange, total cash on hand increased during the current year period by $7.005 million to $11.248 million compared to the prior year period where cash increased $23.250 million to $25.544 million.

c) Capital Expenditures for the Period:

During the current year period, the Company capitalized $8.955 million of mineral property, plant and equipment costs primarily related to development and preservation of the NorthMet Project compared to $4.009 million during the prior year period.  The increase largely reflects a change in the market risk-free interest rate used to discount the environmental rehabilitation provision.

Nine months ended October 31, 2017 compared to nine months ended October 31, 2016

Focus during the nine months ended October 31, 2017 was on environmental permitting for the NorthMet Project, maintenance of existing infrastructure and financing consistent with prior periods.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $8.164 million ($0.03 loss per share) compared to a loss of $6.001 million ($0.02 loss per share) during the prior year period. The higher loss was primarily due to a current year period non-cash loss on disposal of the Wetland Credit Intangible and lands, increased legal and advisory fees and non-cash increases to accretion of the environmental rehabilitation provision.

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $4.242 million compared to cash used during the prior year period of $3.874 million. The increase was primarily due to higher cash expenditures for the current year period as noted above.

Cash provided by financing activities during the current year period was $14.917 million compared to cash provided during the prior year period of $36.917 million. Funds were raised through issuance of non-convertible debentures during both the current year period and prior year period and issuance of equity shares during the prior year period.  The prior year period included repayment of the IRRRB loan.

Cash used in investing activities during the current year period was $18.100 million compared to cash used during the prior year period of $17.750 million.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Including the effect of foreign exchange, total cash on hand decreased during the current year period by $7.426 million to $11.248 million compared to the prior year period where cash increased $15.288 million to $25.544 million.

c) Capital Expenditures for the Period:

During the current year period, the Company capitalized $30.865 million of mineral property, plant and equipment costs related to the development and preservation of the NorthMet Project compared to $29.516 million during the prior year period.

Change of the Financial Year End

On December 7, 2017, the Company’s Board of Directors approved a change of the financial year end from January 31 to December 31.

The Company’s transition year will consist of an eleven-month period ended on December 31, 2017 with the interim financial statements consisting of the following:

Period	Length of Period	Ending of Period	Comparative Period	Filing Deadline
Interim financials (1st Quarter)	3 months	April 30, 2017	3 months ended April 30, 2016	June 14, 2017 (filed June 8, 2017)
Interim financials (2nd Quarter)	6 months	July 31, 2017	6 months ended July 31, 2016	September 14, 2017 (filed September 14, 2017)
Interim financials (3rd Quarter)	9 months	October 31, 2017	9 months ended October 31, 2016	December 15, 2017 (filed December 7, 2017)
Audited Annual Financial Statements	11 months	December 31, 2017	12 months ended January 31, 2017	April 3, 2018

The Company’s new financial year will consist of the following:

Period	Length of Period	Ending of Period	Comparative Period	Filing Deadline
Interim financials (1st Quarter)	3 months	March 31, 2018	3 months ended April 30, 2017	May 15, 2018
Interim financials (2nd Quarter)	6 months	June 30, 2018	6 months ended July 31, 2017	August 14, 2018
Interim financials (3rd Quarter)	9 months	September 30, 2018	9 months ended October 31, 2017	November 14, 2018
Audited Annual Financial Statements	12 months	December 31, 2018	11 months ended December 31, 2017	April 1, 2019

For additional information see Notice filed on SEDAR on December 7, 2017.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Liquidity and Capital Resources

As at October 31, 2017, the Company had a working capital deficiency of $130.219 million (compared with working capital of $16.267 million as at January 31, 2017) consisting primarily of cash of $11.248 million (January 31, 2017 - $18.674 million), accounts payable and accrued liabilities of $3.007 million (January 31, 2017 - $3.188 million), current convertible debt of $47.737 million (January 31, 2017 - $nil), current non-convertible debt of $89.737 million (January 31, 2017 - $nil) and current environmental rehabilitation provision of $2.416 million (January 31, 2017 - $0.781 million).

As at October 31, 2017, the Company had firm commitments related to the environmental permitting process, wetland bank credit options, land options and rent of approximately $1.7 million with $0.7 million due over the next year and the remainder due over five years.

As at October 31, 2017, the Company had obligations to issue 3,640,000 shares under the Company’s bonus share incentive plan upon achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet.  At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved the bonus shares for Milestone 4.  Regulatory approval is required prior to issuance of these shares.

The condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  As at October 31, 2017, the Company had cash of $11.248 million and a working capital deficiency of $130.219 million primarily due to $47.737 million secured convertible debt and $89.737 million secured non-convertible debt due to Glencore on March 31, 2018.  The Company will need to renegotiate the non-convertible debt agreement or raise sufficient funds to repay the debt.  If the convertible debt is not exchanged for common shares upon or before maturity, the Company will need to renegotiate both debt agreements or raise sufficient funds to repay both debts.

Management believes, based upon the underlying value of the NorthMet Project, advanced stage of permitting, history of support from shareholders (see “Financing Activities” above for additional details) and ongoing discussions with investment banks and investors regarding potential financing, that financing will continue to be available allowing the Company to meet its current obligations, as well as fund ongoing development, capital expenditures and administration expenses in accordance with Company spending plans through October 31, 2018.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.  Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations and the metals markets.

The Company is in discussions with commercial banks and other sources of both debt and equity construction finance and aims to secure commitments sufficient to fund the capital costs with funding available upon receipt of key permits. Construction and ramp-up to commercial production is anticipated to take approximately twenty-four months from receipt of key permits.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Financial Instruments and Risk Management

 The Company’s financial instruments are classified as loans and receivables, available for sale, and other financial liabilities.

Fair Value Measurements

The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value.  The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 – Inputs for the asset or liability that are not based on observable market data.

The fair values of cash, current amounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature.  The fair value of convertible debt and non-convertible debt approximates the carrying amount at amortized cost using the effective interest method.  The Company believes this is appropriate as the maturity date is less than twelve months.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and managing convertible and non-convertible debt.  See additional discussion in the “Liquidity and Capital Resources” section above.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Nine months ended October 31,
	2017 (1)	2016 (2)
Salaries and other short-term benefits	$1,048	$872
Other long-term benefits	34	33
Share-based payment (3)	718	918
Total	$1,800	$1,813

(1)
Nine months ended October 31, 2017 includes Directors (Dennis Bartlett, Jonathan Cherry, Mike Ciricillo, Matthew Daley, David Dreisinger, W. Ian L. Forrest, Helen Harper, Alan Hodnik, Stephen Rowland and Michael Sill) and senior management (Jonathan Cherry, Patrick Keenan, Douglas Newby and Bradley Moore).

(2)
Nine months ended October 31, 2016 includes Directors (Jonathan Cherry, Matthew Daley, David Dreisinger, W. Ian L. Forrest, Helen Harper, Alan Hodnik, William Murray, Stephen Rowland and Michael Sill) and senior management (Jonathan Cherry, Douglas Newby and Bradley Moore).

(3)	Share-based payment represents the amount expensed during the period.

There are agreements with key employees (Jonathan Cherry, Patrick Keenan and Bradley Moore) containing severance provisions for termination without cause or in the event of a take-over.  Other than the President and Chief Executive Officer, PolyMet directors do not have agreements providing for benefits upon termination of their engagement.

As a result of Glencore’s 29.1% ownership it is also a related party.  In addition to the transactions described in the “Financing Activities” section above, the Company has entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the nine months ended October 31, 2017, the Company recorded $nil (year ended January 31, 2017 - $0.102 million) for services under this agreement.  The Company had also entered into a Financing Advisory Agreement with Glencore whereby the Company reimbursed Glencore for NorthMet financing advisory support costs.  During the nine months ended October 31, 2017, the Company recorded $nil (year ended January 31, 2017 - $0.730 million) for services under this agreement.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  These critical accounting estimates require management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates and judgments used in the preparation of these consolidated financial statements are as follows:

(i)    Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, judgments are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data.  In addition, management will form a view of future sales prices based on current and long-term historical price trends. Changes in proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

(ii)  Impairment of non-financial assets

Carrying amounts of non-financial assets, including mineral property, plant and equipment, and wetland credit intangible are reviewed at each reporting date or when events or changes in circumstances occur that indicate the asset may not be recoverable to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.  An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

For mineral property interests, the Company considers both external and internal sources of information in assessing whether there are indications of impairment. External sources of information include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information include indications of economic performance of the asset.  No impairment loss on the mineral property interests was recorded for the nine months ended October 31, 2017 or the year ended January 31, 2017.

(iii) Provision for Environmental Rehabilitation Costs

 Provision for environmental rehabilitation costs associated with mineral property, plant and equipment are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money.
It is possible estimates of ultimate environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability or changes in cost estimates.  Operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

The Company’s provision for environmental rehabilitation cost obligations represents management’s estimate of the present value of the future cash outflows required to settle the liability.

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:  Unlimited common shares without par value.

The following table summarizes the outstanding share information as at December 1, 2017:

Type of Security	Number Outstanding	Weighted Average Exercise Price
Issued and outstanding common shares	319,303,098	$-
Restricted share units	3,098,926	$-
Share options	21,844,002	$0.99
Share purchase warrants	27,780,213	$0.95
Convertible debt including capitalized interest	37,104,121	$1.27

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties.  Only those persons who can bear the risk of the entire loss of their investment should participate.  An investor should carefully consider the risks described in PolyMet’s Annual Information Form for the year ended January 31, 2017 and other information filed with both the Canadian and United States securities regulators before investing in the Company’s common shares.  The risks described in PolyMet’s Annual Information Form are not the only ones faced.  Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business.  If any of the risks described in PolyMet’s Annual Information Form for the year ended January 31, 2017 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian and United States securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure. Management evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a‑15(e) and 15d-15(e) of the US Exchange Act and the rules of the Canadian Securities Administrators. Based on this evaluation, management concluded the Company’s disclosure controls and procedures were effective as at January 31, 2017.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2017 and for the three and nine months ended October 31, 2017
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

There have been no changes in the Company’s disclosure controls and procedures during the nine month period ended October 31, 2017 that have materially affected, or are reasonably likely to material affect, its disclosure controls and procedures.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a‑15(f) and 15d‑15(f) of the US Exchange Act and National Instrument 52‑109 Certification of Disclosure in Issuer’s Annual and Interim filings. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management concluded the Company’s internal control over financial reporting was effective as at January 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as at January 31, 2017 has been audited by the Company’s independent auditors, and their opinion is included with the Company’s annual consolidated financial statements.

There have been no changes in the Company’s internal control over financial reporting during the nine month period ended October 31, 2017 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Additional Information

Additional information related to the Company is available on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and on the Company’s website www.polymetmining.com.